Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-4628
February 10, 2012

Re:	Real Estate Pathways, Inc.
Registration Statement Form S-1
File Number 333-178517
Filed: December 15, 2011; S-1, Amendment No.1 filed on January 23, 2012

Attention:	Ms. Maryse Mills-Apenteng
Phone (202) 551-3457

RealEstate Pathways, Inc. (the “Company”) has received your comments dated February 9, 2012 regarding the Form S-1 amendment #1 filed on January 23, 2012. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

Cover Page, page 3

1.           The following language has been added to the cover page... Our current Officer and Director Mr. Eric K. Lindberg will attempt to sell the shares on a best efforts basis for a period of up to twelve months from the effective date of this registration statement.

Risk Factors

As a reporting Company…page 9

2.           This risk factor has been modified to include the following disclosure … “Investors must be aware that we will not be required to comply with the management’s annual report on internal control over financial reporting or subject to the auditor’s attestation report until we are required to file our annual report or our annual report has been filed for the prior fiscal year.”

Recent Sales of Unregistered Securities, page II-2

3.           The first sentence has been corrected to indicate the one (1) sale as described therein.

Signatures, Page II-4

4.           Signature section has been modified.

/s/Eric K. Lindberg
    Eric K. Lindberg
    President
    RealEstate Pathways, Inc.